May 22, 2008

Macnor Corp.
318 Pinehurst Drive
Oakville, Ontario
L6J 4X5

Attention: Jiri Nor

Dear Mr. Nor:

Re: Consulting Agreement

This letter is to confirm the terms and conditions upon which Carthew Bay Technologies Inc. ("**CBT**") offers to retain Macnor Corp. ("**Macnor**") to provide certain services to CBT as more particularly provided for herein. In consideration of the mutual covenants hereinafter contained CBT and Macnor covenant and agree as follows:

Provision of Services

1. Macnor shall provide to CBT the following services (collectively, the "**Services**"):

   (a) Macnor shall repair a generator sold by CBT to El Ma (an Italian corporation) (the "**Repair**") before the end of the Term (as hereinafter defined) of this letter once accepted by Macnor (the "**Agreement**"), provided that the generator shall be deemed to have been repaired at the end of the Term of this Agreement if at all times during the Term, Macnor has worked diligently and used all reasonable commercial efforts to repair such generator; and

   (b) Macnor shall work with CBT's accountant to prepare filings on behalf of CBT (the "**SRED Application**") no later than one (1) month from the date of this Agreement for all amounts to be claimed by CBT for its 2007 fiscal year from the Government of Canada under the Scientific Research and Experimental Development Program administered by Canada Revenue Agency by way of tax credits, inclusive of any provincial credits receivable thereunder or in relation thereto.

   CBT agrees that, from the date of this letter until the earlier of (i) the end of the Term or (ii) the date Macnor completes the Repair, it will use all reasonable commercial efforts to provide Macnor with such facilities, access to intellectual property, information and such componentry as it may reasonably require in order to effect the Repair as described in subsection 1(a) and to compile the SRED Application as described in 1(b).

2. Macnor shall report directly to CBT's Chief Executive Officer, Michael Liik (the "**CEO**"). In providing the Services Macnor shall comply with all lawful and reasonable instructions as may be from time given by the CEO and CBT's Board of Directors (the "**Board**"). Macnor understands and agrees that CBT's Board reserves the right to change Macnor's reporting relationship.

3. For the purposes of providing the Services to CBT, Macnor shall make available the services of such officers and employees of Macnor as may be necessary in the reasonable determination of Macnor to carry out and perform the Services as herein contemplated. In particular, Macnor shall make available to CBT the services of Jiri Nor ("**J. Nor**") throughout the Term (as hereinafter defined) of this Agreement.

Termination

4. Macnor understands and agrees that the functions to be performed for CBT require the highest level of integrity and CBT's complete confidence in the relationship of Macnor and its employees with the Board, other officers and employees of CBT, and government bodies with which it has dealings on behalf of CBT.

5. Subject to earlier termination in accordance with the provisions hereof, the Term of this Agreement shall be for a period of four (4) months, commencing on the date of this letter (the "**Term**"). This Agreement may be terminated as follows:

5.1 By **Macnor:**

(a) forthwith upon written notice given to CBT, if CBT is in breach of this Agreement and such breach has not been rectified to the satisfaction of Macnor within:

(i) in the case of CBT's obligation to make any payment hereunder, five (5) days after the giving of written notice of such breach by Macnor to CBT; and

(ii) in the case of any other breach, ten (10) days after the giving of written notice of such breach by Macnor to CBT,

and in either case CBT shall forthwith provided Macnor with the remaining unpaid balance of the Fee;

(b) at any time by providing CBT with one (1) month's prior written notice of termination, in which event CBT shall provide Macnor with all instalments of the Fee payable before the effective date of the termination including the period after the delivery of such written notice but before the effective date of the termination of this Agreement;

5.2 By **CBT:**

(a) at any time for any reason whatsoever, by providing Macnor with payment of the Fee; and

(b) at any time for material breach of this Agreement; and, in the case of termination for material breach, CBT will have no obligation to pay any sum to Macnor on account of Services that have been provided after the date of such termination; material breach includes, but is not limited to, the following:

(i) any breach of a material provision of this agreement by Macnor;

(ii) consistent failure to perform in accordance with standards set by CBT and communicated to Macnor;

(iii) intentional or grossly negligent disclosure of Confidential Information or Third Party Information by Macnor or J. Nor;

(iv) any conviction of Macnor or J. Nor for an offence involving theft, fraud or other financial impropriety or involving moral turpitude punishable under the laws of Canada or the province of Ontario, or for a similar offence that would be punishable under the laws of Canada or the province of Ontario had the offence been committed within Canada;

(v) conduct by Macnor, J. Nor or any employee of Macnor which is materially detrimental to the business or financial position of CBT, or is of such a serious or substantial nature as to be likely to injure the reputation of CBT were Macnor to continue supplying the Services to CBT; or

(vi) a change in control of Macnor as described in paragraph 9.

6. In consideration of the provision of the Services hereunder, CBT shall pay the following to Macnor, collectively called the "**Fee**":

(a) fees to be paid to Macnor for the Repair as described in subsection 1(a) shall be satisfied by the issuance by CBT to Macnor, as fully paid and non-assessable, of a total of two million five hundred thousand (2,500,000) common shares in the capital of CBT to be paid on the following schedule or upon completion, whichever occurs first:

(i) on August 1, 2008, one million two hundred and fifty thousand (1,250,000) common shares;

(ii) on August 21, 2008, six hundred and twenty-five thousand (625,000) common shares; and

(iii) on September 21, 2008, six hundred and twenty-five thousand (625,000) common shares;

(b) a one time fee to be satisfied upon completion by Macnor of the SRED Application as described in subsection 1(b) by the issuance by CBT to Macnor of five hundred thousand (500,000) options to purchase common shares in the capital of CBT with a term of five (5) years, immediate vesting, and an exercise price equal to the closing price of common shares in the capital of CBT on the Over The Counter Bulletin Board on the trading day immediately preceding the date such options are issued;

(c) reimbursement of up to a maximum of two thousand dollars ($2,000) of travel expenses incurred by Macnor for CBT's benefit during the Term of this Agreement; and

(d) reimbursement of any other expenses authorized by CBT and incurred by Macnor for CBT's benefit during the Term of this Agreement.

7. Macnor shall be solely responsible for payment of all taxes due in connection with its provision of Services hereunder, for payment of all salary and benefits due to its employees, and for properly complying with all statutes and regulations in connection with its employees including the remitting of source deductions and other fees and taxes.

Control of Macnor

8. Macnor warrants and represents that J. Nor owns sufficient shares of Macnor to exercise at least fifty-one (51) per cent of the votes at a general meeting of the shareholders of Macnor. If at any time hereafter J. Nor shall not own sufficient shares of Macnor to exercise at least fifty-one (51) per cent of the votes at a general meeting of the shareholders of Macnor, Macnor shall forthwith give written notice to CBT and CBT may thereafter terminate this Agreement in accordance with the provisions of paragraph 5.2(b).

Confidential Information and Intellectual Property

9. At all times during the Term of this Agreement, and at any time thereafter, Macnor and J. Nor will hold in strictest confidence, and make no use of, or disclose to anyone outside of CBT, without express written authorization of CBT's CEO any confidential information of CBT (the "Confidential Information"), whether such information is disclosed to Macnor in writing, electronically (e.g. via e-mail), orally or otherwise. For the purpose of this Agreement, "Confidential Information" includes, without limiting the generality of the foregoing: concepts, techniques, processes, designs, circuits, cost data, computer programs, formulas, developmental or experimental work, work in process, unreleased product and other technical know-how of CBT; information relating to the marketing and promotion of CBT's products; information relating to CBT's business policies, practices, strategies and opportunities and other business and financial information; or any other trade secrets of CBT disclosed by CBT to Macnor or J. Nor or obtained by Macnor or J. Nor through observation or examination of CBT's processes or documentation or from CBT customers or suppliers or any information that CBT is obliged to treat as confidential or proprietary. This duty of confidentiality extends to the identity of any customers or suppliers of CBT.

10. Macnor and J. Nor recognize and acknowledge that CBT has received and in the future will receive from third parties their confidential or proprietary information (the "Third Party Information") subject to a duty on CBT's part to maintain the confidentiality of such Third Party Information and to use it only for certain limited purposes. Macnor agrees that Macnor and those employed by it owe CBT and such third parties during Macnor's performance of Services for CBT and thereafter, a duty to hold all such Third Party Information in the strictest confidence and to not disclose it to anyone, without the express written authorization of CBT. Macnor shall

not use such Third Party Information for the benefit of anyone other than CBT or pursuant to CBT's agreement with such third party, without the express written authorization of CBT.

11. Unless required by the circumstances, Macnor shall not store any Confidential Information or Third Party Information on any computer or electronic equipment (including, but not limited to flash memory devices, Personal Digital Assistants or cell phones) other than any computer and/or electronic equipment provided for Macnor's use by CBT, if any such computer and/or electronic equipment is so provided. Macnor shall notify CBT immediately upon discovery of any unauthorized use or disclosure of Confidential Information or Third Party Information, as the case may be, and will cooperate with CBT in every reasonable way to help CBT regain possession of such Confidential Information or Third Party Information and to prevent its further unauthorized use or disclosure.

12. Upon the termination of this Agreement, regardless of the reason therefor, Macnor shall return to CBT any computer or other electronic equipment provided to Macnor, and all drawings, blueprints, notes, memoranda, specifications, designs, devices, documents, computer storage media including back-up media, and any other material containing or disclosing any Confidential Information or Third Party Information and shall not keep in Macnor's possession any such material or copies thereof without CBT's prior written approval. If Macnor or its employees have stored any such information on a computer or electronic equipment owned by Macnor or its employees, Macnor shall notify CBT, and CBT may, at its option, require Macnor to deliver the hard drive(s) for such computer or such electronic equipment to CBT in exchange for drive(s) or equipment of similar or superior specifications. Macnor shall be responsible, at Macnor's own expense, for installing the new drive(s) in that computer, for configuring such replacement electronic equipment and restoring the system, application and other files which do not contain or disclose Confidential Information or Third Party Information to such computer or replacement electronic equipment.

13. Macnor acknowledges and agrees that the provisions of paragraphs 9 to 12 above shall survive any termination of this Agreement, regardless of the reason for such termination.

14. Macnor acknowledges and agrees that all rights, title and interest in and to any and all intellectual property including inventions, discoveries and improvements, whether patentable or not, trade marks, copyright works or designs which Macnor or its employees may make either alone or with others at any time during the Term of this Agreement are the sole and exclusive property of CBT. Macnor will cause J. Nor, and all other employees of Macnor to execute a document waiving any moral rights they may have in any copyright works Macnor or its employees create or assist in creating during the Term of this Agreement.

15. Whenever so requested by CBT, Macnor shall provide CBT or its intellectual property advisors with such information as they may reasonably require regarding such intellectual property, and shall cause its employees to execute any and all applications, assignments and other documents which CBT shall deem necessary in order for CBT to apply for and obtain patents and register trade marks, copyrights, designs or other intellectual property in Canada and in any other country, or to otherwise set up and preserve its intellectual property rights.

16. Macnor acknowledges and agrees that Macnor's obligation to provide CBT and its intellectual property advisors with information and to cause its employees to execute said documents as required by paragraph 15 shall continue beyond the expiry or termination of this Agreement with respect to any intellectual property covered hereby.

Notices

17. Any notices, requests, demands or other communications required or permitted to be given pursuant to or concerning this Agreement shall be in writing and shall be sufficiently given if personally delivered or sent by registered letter, postage prepaid, or transmitted by telecopy or other form of recorded communication addressed as follows:

If to **Macnor**, at:
318 Pinehurst Drive
Oakville, Ontario
L6J 4X5
Attention: Jiri Nor
Facsimile: (905) 845-4522

If to **CBT**, at:
Carthew Bay Technologies Inc.
c/o Lang Michener LLP
Brookfield Place, 181 Bay Street
Suite 2500
Toronto, ON M5J 2T7
Attention: Howard M. Drabinsky
Facsimile: 416-304-3750

with a copy to:
Lang Michener LLP
Brookfield Place, 181 Bay Street
Suite 2500
Toronto, ON M5J 2T7
Attention: Howard M. Drabinsky
Facsimile: 416-304-3750

or to such other address as the party to whom such notice is to be given shall have last notified the party giving the same in the manner provided in this paragraph. Any notice, request, demand or communication delivered to the party to whom it is addressed as hereinbefore provided shall be deemed to have been given and received on the date it is so delivered to such address, provided that if such day is not a Business Day, then such notice, request, demand or communication shall be deemed to have been given and received on the next Business Day following such day. Any notice, request, demand or communication mailed as hereinbefore provided shall be deemed to have been given and received on the fifth Business Day next following the date of its mailing. Any notice, request, demand or communication transmitted as hereinbefore provided shall be deemed to have been given and received on the first Business Day after its transmission.

18. Each of CBT and Macnor shall cause all notices that it shall receive and which may in any way affect the obligations and responsibilities of the other to be directed or forwarded to the other forthwith.

Entire Agreement

19. This Agreement constitutes the entire agreement of the parties and supersedes all prior agreements and understandings whether written or oral relative to the subject matter hereof. This agreement may not be amended or modified except by a written instrument executed by the parties hereto.

Assignment and Successors

20. The rights and obligations of the parties hereto shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, successors, permitted assigns or other legal representatives. This Agreement may not be assigned by either party without the prior written consent of the other party.

Law and Forum

21. This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and such laws of Canada that are applicable in the Province of Ontario in any dispute arising hereunder or related hereto and shall be adjudicated upon in the courts of the Province of Ontario and the parties for such purpose and intent of this Agreement hereby irrevocably attorn to the jurisdiction of said courts.

Non-Waiver

22. No provision of this Agreement shall be deemed to be waived as a result of the failure of either party to require the performance of any term or condition of this Agreement. To be effective, a waiver must be in writing, signed by each of the parties hereto and state specifically that it is intended to constitute a waiver of a term or breach of this Agreement. The waiver by either party of any term or breach of this Agreement shall not prevent the subsequent enforcement of such term or any other term and shall not be deemed to be waiver of any subsequent breach.

Severability

23. If any covenant or provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such determination shall not impair or affect the validity, legality or enforceability of the remaining covenants and provisions hereof, and each such covenant or provision shall be interpreted in such a manner as to render them valid, legal and enforceable to the greatest extent permitted by applicable law. Each covenant and provision of this Agreement is hereby declared to be separate, severable and distinct.

Headings

24. The headings utilized in this Agreement are for convenience only and are not to be construed in any way as additions or limitations of the provisions of this Agreement.

Counterparts and Further Assurances

25. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same instrument. Counterparts may be executed either in original or faxed form and the parties adopt any signatures received by a receiving fax machine as original signatures of the parties; provided, however, that any party providing its signature in such manner shall promptly forward to the other party an original of the signed copy of this Agreement which was so faxed.

26. The parties hereto agree to execute such further and other assurances and documents and to do all such things and actions that are reasonably required to carry out the purpose and intent of this Agreement.

If the foregoing is in accordance with your understanding, will you please so indicate by signing this letter where indicated below and returning a copy to the undersigned at your earliest convenience.

Yours truly,

CARTHEW BAY TECHNOLOGIES INC.

By: ______________________
Name: Michael Liik
Title: CEO

Accepted and agreed this 22nd day of May, 2008.

MACNOR CORP.

By: ______________________
Name: JIRI NOR
Title: President